EXHIBIT 99.1

              [Graphic Omitted]        [VIDESH SANCHAR NIGAM LIMITED LETTERHEAD]

HQ/CS/CL24B/9083
28 May 2002

Sir,

     Sub: Information regarding Audited Financial Results for the quarter and Financial Year ended 31 March 2002, Recommendation of Final Dividend and Investment in Share Capital of M/s. Tata Teleservices Limited.

     Pursuant to clause 41 of the listing agreement with Indian Stock Exchanges, please find sent herewith the Audited Financial Results for the quarter and Financial Year ended 31 March 2002 which has been considered by the Board of Directors in their 127th Meeting held on 28 May 2002.

     2 The Board also recommended a final dividend at the rate of Rupees 87.50/- (Rs. Eighty Seven and Fifty Paise only) per share (inclusive of special interim dividend of Rs.75/- per share paid out of the reserves of the Company as per the approval obtained from the Central Government and Rs.12.50/- per share out of the profits of the year)

     3. Please also be informed that VSNL Board today, unanimously decided to invest up to Rs.1200 crores in the share capital of M/s. Tata Teleservices Limited. The Board constituted a sub-committee to undertake and authorise all such acts and deeds as may be necessary in relation to the proposed investment.

Yours faithfully,
For VIDESH SANCHAR NIGAM LIMITED


By:  /s/ SATISH RANADE
     ---------------------------
     Satish Ranade
     Executive Director (Legal) & Company Secretary


1. Security Code 23624, The Stock Exchange, Mumbai, Corporate Relationship Department, 1st Floor, New Trading Ring, Rotunda Building, Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai -400 001. Fax No.(22) 2722061, 2721072.

2. The Secretary, Madras Stock Exchange Limited, Post Box No.183, 11, Second Line Beach, Chennai - 600 001. Fax No. (44) 524 48 97.

3. Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd, 7, Lyons Range, Calcutta - 700 001. Fax No.(33) 220 25 14/28 37 24.

4. Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1, Asaf Ali Road, New Delhi - 110 002. Fax No. (11) 329 21 81.

5. Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited, Capital Market - Listing, Exchange Plaza, Bandra Kurla Complex, Bandra (E), Mumbai - 400 051.Fax Nos. : (22) 6598237/38.

6. National Securities Depository Ltd., Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. Fax Nos. :
     497 29 93.

7. Mr. Anish Kumar, The Bank of New York, Express Towers, 13th Floor, Nariman Point, Mumbai - 400 021. Fax No. 204 49 42.

8. Head Office : M/s. Sharepro Services, Satam Estate, 3rd Floor, Above Bank of Baroda, Chakala, Andheri (E), Mumbai - 400 099 Ph. 821 5168 / 820 2108 / 820 2114, FAX 837 5646

9. Ms. Caroline Yap, Managing Director, International Client Services, New York Stock Exchange. No. : +1 2126565071

10.  Shri  Hitendra  Patil,  Vice  President   (Operations)  Central  Depository
     Services (India) Limited Phiroze Jee Jee Bhoy Towers, Dalal Street,  Mumbai
     - 400 023. Fax : 267 3199

11.  Corporate Finance, for SEC filing requirements, Fax 1195.

12.  Shri U.C. Burman, DGM (Internet), for hosting on website.

                          VIDESH SANCHAR NIGAM LIMITED
                                 Regd. Office:
                        Videsh Sanchar Bhavan, M.G. Road,
                                Mumbai - 400 001

                            AUDITED FINANCIAL RESULTS
                       FOR THE YEAR ENDED 31ST MARCH 2002.

                                                                                        Rs. in Million
                 Particulars                          Unaudited Figures                        Audited Figures
                                         For the Nine        For the Quarter Ended           For the Year Ended
                                         Months Ended

                                             31.12.2001      31.03.2002     31.03.2001      31.03.2002      31.30.2001
1       Net Sales/Income from                    48,623          16,458         20,021          65,081         72,975
        operations
2       Other Income                              4,508           1,529          1,408           6,037          6,684
        Total Income                             53,131          17,987         21,429          71,118         79,659
3       Total Expenditure                        36,257          12,575         14,801          48,832         53,801
        a. Increase / decrease in                                      NOT APPLICABLE
        stock in trade
        b. Consumption of Raw                                          NOT APPLICABLE
        Materials
        c. Staff Cost                               989             534            889           1,523          1,710
        d. Network Cost                          34,285          10,719         13,444          45,004         50,235
        e. Operating Cost                           680             335            321           1,015            869
        f. Administrative expenses                  303             987            147           1,290            987
4       Interest                                                    227              0             227              1
5       Depreciation                                965             339            343           1,304          1,162
6       Gross Profit (+)/Loss(-)
        after interest but before
        taxation (1+2)-(3+4+5)                   15,909           4,846          6,285          20,755         24,695
7       Extraordinary Item:-Write
        down of Investment in ICO
        Global Communications                         -               -              -               -             52
8       Prior Year Adjustment                      (60)              70              0              10        (1,032)
9       Provision for Taxation                    5,057           1,614          1,812           6,671          7,887
10      Net Profit (+) / Loss(-)
        [6-(7+8+9)]                              10,912           3,162          4,473          14,074         17,788
11      Paid up Equity Share Capital              2,850           2,850          2,850           2,850          2,850
12      Reserves excluding
        revaluation reserves (as per
        balance sheet of previous
        accounting year)                              -               -              -               -         62,992
13      Earning per share (not
        annualised) (Rs.)                         38.29           11.09          15.69           49.38          62.42
14      Aggregate of non-promoter
        shareholding:-
        (a) Number of Shares                134,038,560     139,308,000    134,038,560     139,308,000    134,038,560
        (b) Percentage of Shareholding            47.03           48.88          47.03           48.88          47.03

Segmental information:


The company provides mainly international telephony which accounts for nearly 87.65% of the revenue, internet and leased lines services. Business segments other than telephony segment do not meet the criteria specified in AS-17; Segmental Reporting and do not qualify as reportable Segments and hence information about these segments has been aggregated and reported is "Other Services" category.

Secondary segments revenue are segregated by geographical area based on the location of the customer, who is invoiced or in relation to which the revenue is otherwise recognized.

Business Segment

Segment Reporting                                                                               Rs. in Million
           Particulars                           Unaudited Figures                        Audited Figures
                                    For the Nine        For the Quarter Ended           For the Year Ended
                                    Months Ended
                                        31.12.2001     31.03.2002       31.3.2001     31.03.2002       31.3.2001
Segment Revenue

Telephony Service                           42,616         14,726          17,711         57,342          63,868
Other Services                               6,007          1,732           2,310          7,739           9,107
Total                                       48,623         16,458          20,021         65,081          72,975
Less: Inter segment revenue
Net sales/income from operations            48,623         16,458          20,021         65,081          72,975

Segment results (Profit)(+)/Loss(-) before tax and interest from each segment

Telephony Service                           14,062          4,044           3,693         18,106          18,557
Other Services                               3,229          2,778           3,275          6,007           5,320
Total                                       17,291          6,822           6,968         24,113          23,877
Less:
Interest                                                    (227)                          (227)             (1)
Other Unallocable expenditure
net of unallocable income                  (1,382)        (1,749)           (683)        (3,131)             819
Total profit before tax                     15,909          4,846           6,285         20,755          24,695

Notes:

(i) Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the reminder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as staff cost, depreciation and certain part of network cost are not specifically allocable to specific segments as the underlying services are used interchangeably. Accordingly, it is not practicable to provide segment disclosure relating to those costs and expenses are separately disclosed as "unallocated" and directly charged against the total income.

(ii) Fixed assets used in the company's business or liabilities contracted have not been identified to any of the reportable segment, as the fixed assets and services are used interchangeably between segments. Hence, it is currently not practicable to provide segment disclosures relating to total assets and liabilities since the meaningful segregation of the available data is onerous.

Notes:

1. The above results were taken on record by the Board of Directors of the Company at its Meeting held on 28th May, 2002.

2. Income from operations as well as transmission cost included under "Network cost" for the quarter and year ended 31st March, 2002 are on the basis of revised Total Accounting Rates (TAR) which are approximately 20% lower than the TAR applicable for the previous year. Therefore, while the telephone traffic has grown by approx 16% for the current year, the income from operations has shown a decline by about 9.38%.

3. Income from operations till 31st March, 2001 included income from Intelsat. Consequent to corporatisation of Intelsat during the year, henceforth income will be received as dividend.

4.   Network Cost includes Rs. 726 million  pertaining to earlier years,  levied
     by  the   Wireless   Planning  &   Coordination   Committee   for  Spectrum
     authorisation.

5. Consequent to the Accounting Standard - 22 on accounting for taxes on Income becoming mandatory effective from April 1, 2001, the Company has charged the estimated cumulative net deferred tax liability of Rs. 2416 million until April 1, 2001 to general reserves. Provision for taxation for the year ended 31st March 2002 is net deferred tax debit of Rs. 401 Million.

6.   Figures of previous year have been regrouped wherever necessary.


                                                For Videsh Sanchar Nigam Limited


                                                By: /s/ S.K. GUPTA
                                                    ----------------------------
Place:      Mumbai                                                    S.K. Gupta
Date:       28 May 2002                                        Managing Director